

Mail Stop 7010

August 6, 2007

**<u>Via U.S. mail and facsimile</u>**

Mr. Robert W. Raiford
Chief Financial Officer
Englobal Corporation
654 Sam Houston Highway, Suite 400
Houston, Texas 77060

> RE: Form 10-K/A for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended March 31, 2007
> File No. 1-14217

Dear Mr. Raiford:

We have reviewed your response letter dated July 27, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

### FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis, page 27

Results of Operations, page 28

2.  We note your response to prior comment 3.  Your proposed revisions do not appear to
    provide sufficient information about the business reasons for changes between
    periods in the sales and operating profit (loss) of each of your segments as well as in
    your corporate operating profit (loss).  For example, operating profit in your
    engineering segment decreased 48% to $9,084 in 2006 from $18,911 in 2005.  You
    state that the decrease in 2006 was primarily related to the two EPC projects which
    have resulted in significant losses.  Elsewhere in the filing, you state that the losses
    associated with these contracts were $13.7 million.  Please include this amount in
    your explanation herein as well as discuss the remaining offsetting increase of $3.8
    million.  This explanation should include quantification of each of the remaining
    offsetting factors.  In a similar manner, it is not clear what types of costs led to the
    increase in operating losses in corporate and the quantitative impact of each of these
    types of costs.

Note 2.  Summary of Significant Accounting Policies, page 50

Change Orders, page 53

3.  We note your response to prior comments 7 and 8.  You disclose that you had
    outstanding unapproved change orders/claims of approximately $17.4 million, net of
    reserves of $1.2 million associated with ongoing fixed-price EPC projects.  Please
    expand your disclosure by addressing the following:
    * Please clearly state the amount of outstanding unapproved change orders/claims
      included in contract revenue.  Of this amount, please disclose the amount of
      contract revenues for which you recorded a profit component; and
    * Please disclose how you determined it was appropriate to record a profit
      component as well as how you arrived at the profit component amount.

Goodwill, page 54

4.  We note your response to prior comment 10.  Please provide us with your goodwill
    impairment analysis as of December 31, 2006 for all reported goodwill.  Your
    analysis should clearly demonstrate how you determined that an impairment did not
    exist for the Systems segment reporting unit.  Please also provide us with a summary
    of all significant assumptions used in your analysis as well as a discussion of how you
    determined it was appropriate to use these assumptions.  For example, you should
    discuss and provide support for the growth rates and discount rates used.  Please also
    explain how you determined it was not appropriate to reflect corporate charges in
    your determination of fair value of your reporting units.

Note 18 – Segment Information, page 71

5.  We note your response to prior comment 12.  For each of the operating segments included in your Engineering reportable segment, your analysis includes revenue, net income (loss), and assets.  Please provide reconciliations between the total of the seven operating segments' revenue and asset amounts included in your quantitative analysis to those amounts reported in your segment note to the financial statements.

6.  Please provide us with a summary of all of the key metrics you use for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  For example, based on your segment note, it appears that operating profit (loss) is a key metric used.  In addition, MD&A indicates that gross profit (loss) is a key metric used.  Please revise the quantitative analysis you provided to also include these metrics, or help us understand why you do not consider operating profit (loss) and gross profit (loss) to be key metrics.  As previously requested, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary.  Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

7.  We note your response to prior comment 13.  Please provide the table with product and service information in the notes to the financial statements in addition to MD&A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief